Nuala M. King

SVP & Corporate Controller

1550 Peachtree St, N.W.

Atlanta, GA 30309

(404) 885-8440

Fax (404) 885-8087

nuala.king@equifax.com

February 26, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: Equifax Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 Response dated February 25, 2014 File No. 001-06605

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 25, 2014 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the Year Ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the Quarter Ended September 30, 2013 (the “Form 10-Q”), filed by Equifax Inc. (“we,” “us,” “our,” “Equifax” or the “Company”) and the Company’s responses to prior Staff comments referenced above.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Year Ended December 31, 2012

Internal Controls Over Financial Reporting

1. We have reviewed your response to comment 2. Because you did not identify or remediate the deficiency in Disclosure Controls and Procedures until after year end, it appears that Disclosure Controls and Procedures may not have been effective as of December 31, 2013. Please advise us. Further, please expand your proposed disclosure to explain the nature of the deficiency in more detail, when it occurred, when and how it was discovered, as well as how it was remediated.

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Response

We acknowledge the staff’s perspective regarding the timing of when we determined that the deficiency constituted a material weakness and have concluded that disclosure controls and procedures were not effective as of December 31, 2013. The disclosure that will be included in Item 9A of our 2013 Form 10-K follows.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chairman and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Equifax’s disclosure controls and procedures as of December 31, 2013. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of December 31, 2013, and due to the fact the Company did not appropriately evaluate the identified deficiency discussed below in internal control over financial reporting related to the accounting for acquisition-related intangible assets in determining whether it was a material weakness until after December 31, 2013, the Chairman and Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective.

Subsequent to December 31, 2013, management has designed additional disclosure controls and procedures which were implemented in January 2014. Our disclosure controls and procedures now include a formal evaluation of all identified deficiencies to consider the materiality of the transactions subject to a deficient controls performance (i.e. the pervasiveness of the deficiency and the likelihood that the deficiency could potentially result in a material misstatement to the financial statements), the existence of mitigating controls, and the aggregation of deficiencies to evaluate if there is a material weakness in our internal controls over financial reporting requiring disclosure.

Internal Controls Over Financial Reporting

2. With regard to the material weakness in Internal Control over Financial Reporting, please expand your proposed disclosure to clearly identify the nature of the material weakness, when it occurred and the circumstances leading to its discovery.

Response

In response to your comment we will include the following disclosure in our 2013 10-K under Item 9a Controls and Procedures.

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Changes in Internal Control Over Financial Reporting.

During the fourth quarter of 2013, management determined that a deficiency in internal controls over financial reporting existed at December 31, 2012. This deficiency in the internal controls over financial reporting was in our review controls in accounting for business combinations. Specifically, those controls did not adequately consider the relevant accounting literature as it relates to the identification and recording of intangible assets. The Company has concluded that the control deficiency was a material weakness that existed as of December 31, 2012. This deficiency which was later identified as a material weakness in internal control over financial reporting was identified in conjunction with identifying and correcting immaterial errors in our third quarter Form 10-Q related to measurement and determination of useful lives for intangible assets acquired in a business combination consummated in 2012. The Company undertook the necessary procedures discussed below to remediate the control deficiency described above during the fourth quarter of 2013.

The material weakness had no material impact on the Company’s financial position, results of operations or cash flows as of and for the year ended December 31, 2012. Based on the identification of the deficiency, the Company designed and implemented in the fourth quarter of 2013 remediation measures to address the deficiency described above. The following actions, which the Company believes have remediated the deficiency, were completed prior to December 31, 2013.

•	Added an internal control over the accounting for business combinations to require as part of the accounting for any business combination that a review of accounting standards issued since the previous business combination be conducted.

•	Added an internal control over the accounting for business combinations to require that when an intangible asset has been identified for potential valuation which is not an asset we have routinely recorded in connection with business combinations, a review of all accounting standards for business combinations will be conducted.

There have been no other changes in internal control over financial reporting identified in connection with the foregoing evaluation that occurred during the fourth quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

* * *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2012 Form 10-K. Please direct any questions or comments to me at (404) 885-8440 or nuala.king@equifax.com.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer
Lee Adrean, Corporate Vice President and Chief Financial Officer
John J. Kelley III, Corporate Vice President and Chief Legal Officer
Joseph A. King, Ernst & Young LLP

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